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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 036959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E. Kellogg, Suite 700
(No. and Street)

Wichita	Kansas	67207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Rea (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Suite 1700	Wichita,	Kansas	67202
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH. D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, INc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



DAVID K. MALONE
Notary Public • State of Kansas
My Appt. Expires Dec. 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2006 AND 2005

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 20, 2007

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash	$ 13,093	$ 27,302
Deposit with clearing organization	490,992	393,919
Receivables:		
Commissions and interest	27,094	1,984
Employees and stockholders	4,460	16,480
Securities owned:		
Marketable, at market value; cost $1,523,774 and $859,989	1,389,126	701,147
Furniture and equipment, net of accumulated depreciation of $118,626 and $130,325	26,764	32,101
Other assets:		
Cash surrender value of life insurance	374,045	331,508
Other	44,680	43,638
	$ 2,370,254	$ 1,548,079

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Note and margin payable, clearing organization	$ 1,119,769	$ 472,635
Payables:		
Clearing organization	3,974	–
Other liabilities	18,264	32,723
	1,142,007	505,358
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	200,157	200,157
Retained earnings	928,090	742,564
Total stockholders' equity	1,228,247	1,042,721
	$ 2,370,254	$ 1,548,079

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Trading commission income	**$ 635,509**	$ 608,672
Net trading profit	**368,172**	368,182
Interest income	**94,922**	86,209
Underwriting profits	**524,095**	362,102
Investment advisory fees	**122,866**	64,485
Other	**41,741**	69,077
Unrealized gain, securities owned	**24,154**	155,721
	1,811,459	1,714,448
Expenses:		
Salaries and commissions	**939,603**	913,341
General and administrative	**502,742**	524,696
Interest	**63,588**	48,424
	1,505,933	1,486,461
Net income	**$ 305,526**	$ 227,987

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	100,000	$ 100,000	$ 200,157	$ 764,577	$ 1,064,734
Distributions to stockholders				(250,000)	(250,000)
Net income				227,987	227,987
Balance, December 31, 2005	100,000	100,000	200,157	742,564	1,042,721
Distributions to stockholders				**(120,000)**	**(120,000)**
Net income				**305,526**	**305,526**
Balance, December 31, 2006	**100,000**	**$ 100,000**	**$ 200,157**	**$ 928,090**	**$ 1,228,247**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	**$305,526**	$ 227,987
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	**7,800**	9,838
Loss on sale of furniture and equipment	**4,063**	--
Unrealized gain, securities owned	**(24,194)**	(155,721)
Changes in operating assets and liabilities:		
Deposit with clearing organization	**(97,073)**	195,089
Receivables	**(13,090)**	20,676
Securities owned	**(663,785)**	306,437
Other assets	**(1,042)**	19,013
Payables:		
Clearing organization	**3,974**	(403)
Other liabilities	**(14,459)**	(7,029)
Net cash from operating activities	**(492,280)**	615,887
Cash flows from investing activities:		
Purchase of furniture and equipment	**(7,782)**	(8,068)
Proceeds from sale of furniture and equipment	**1,256**	--
Net change in cash surrender value of life insurance	**(42,537)**	(50,717)
Net cash from investing activities	**(49,063)**	(58,785)
Cash flows from financing activities:		
Distributions to stockholders	**(120,000)**	(250,000)
Net receipts (payments) on note and margin payable, clearing organization	**647,134**	(334,489)
Net cash from financing activities	**527,134**	(584,489)
Decrease in cash and cash equivalents	**(14,209)**	(27,387)
Cash and cash equivalents at beginning of year	**27,302**	54,689
Cash and cash equivalents at end of year	**$ 13,093**	$ 27,302

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties. Management believes they are fully collectible.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned – Marketable securities owned consist of trading and investment securities and are valued at market value. Substantially all the municipal bonds pertain to Kansas issues.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as an 'S' Corporation. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the stockholders on their individual income tax returns. Accordingly, the accompanying financial statements do not include a provision for income taxes on corporate earnings. Customarily, stockholders in 'S' Corporations withdraw funds from equity to make quarterly and annual income tax payments. The Company does not accrue such withdrawals as the taxable income is earned; instead, the Company's policy is to record such withdrawals when the cash is distributed.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or the sum of 15% of municipal securities, 40% of municipal bonds in default, 30% of corporate securities, 20% of corporate debt, and 11% of government securities owned. There were deposits of $490,992 and $393,919 at December 31, 2006 and 2005, respectively.

(Continued)

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2006	2005
Equity securities	$ 315,588	$ 327,959
Corporate bonds	14,741	14,325
Municipal bonds	1,016,258	334,613
U.S. Government securities	42,539	24,250
	$ 1,389,126	$ 701,147

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2006	2005	Useful Lives
Office furniture and fixtures	$ 88,774	$ 95,829	6 to 10 years
Computer equipment and software	56,616	66,597	3 to 6 years
	$ 145,390	$ 162,426	

Depreciation charged to income was $7,800 and $9,838 in 2006 and 2005, respectively.

6. LEASES

The Company leases office space and equipment under long-term lease agreements that expire through 2009 and are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2006:

Year Ending December 31,	
2007	$ 53,337
2008	52,506
2009	8,474

Rental expense for all operating leases was $59,017 and $58,383 in 2006 and 2005, respectively.

(Continued)

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $1,119,769 and $472,635 at December 31, 2006 and 2005, respectively. The note is secured by municipal and corporate bonds as well as U.S. Government securities with a market value of $1,360,908 and $501,293 at December 31, 2006 and 2005, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (9.1% at December 31, 2006). Interest paid for 2006 and 2005 was $63,588 and $48,424 respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $26,851 and $8,030, during the years ended December 31, 2006 and 2005, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $796,339 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $700,724 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .05 to 1.

(Continued)

10. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing brokers. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION


AGH

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2006 and 2005 and have issued our report thereon dated February 20, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2007
Wichita, Kansas

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2006 and 2005

	2006	2005
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 3,974	$ --
Other liabilities	18,264	32,723
Total aggregate indebtedness	22,238	$ 32,723
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	200,157	200,157
Retained earnings	928,090	742,564
Total credit items	1,228,247	1,042,721
Deductions and charges:		
Receivables, employees and stockholders	4,460	16,480
Furniture and equipment, at cost, less accumulated depreciation	26,764	32,101
Other assets	44,680	43,638
Haircuts and undue concentration on securities owned	119,558	249,778
Defaulted Bonds	236,446	--
Total deductions and charges	431,908	341,997
Net capital	$ 796,339	$ 700,724
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	696,339	600,724
	$ 796,339	$ 700,724
Ratio of aggregate indebtedness to net capital	.03 to 1	.05 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2006 and 2005.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2006 and 2005

	2006	2005
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2006 and 2005	$ 22,238	$ 31,238
Year-end audit adjustments:		
Additional accounts payable	--	1,485
Aggregate indebtedness as computed on Schedule 1	$ 22,238	$ 32,723
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2006 and 2005	$ 805,167	$ 678,027
Year-end audit adjustments:		
Adjustments to market value on securities owed	--	(25,620)
Less additional accounts payable	--	(1,485)
Haircut adjustment	--	54,069
Less adjustments to haircuts and undue concentration on securities owned	(8,828)	(4,267)
Net capital as computed on Schedule 1	$ 796,339	$ 700,724



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

Independent Auditors' Report on Internal Control

To the Board of Directors
Cooper Malone McClain, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Cooper Malone McClain, Inc. (Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Wichita, Kansas
February 20, 2007

END